

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2015

Mail Stop 4546

<u>Via Email</u>
Thomas D. Miller
Chief Executive Officer
Quorum Health Corporation
4000 Meridian Boulevard
Franklin, TN 37067

> **Re:** **Quorum Health Corporation**
> **Amendment No. 1 to Exchange Act Registration Statement on Form 10**
> **Filed October 16, 2015**
> **File No. 001-37550**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis</u>

<u>Critical Accounting Policies</u>

<u>Allowance for Doubtful Accounts, page 108</u>

1. We acknowledge your response to comment 15. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mary Mast, Staff Accountant, at (202) 551-3613 or Lisa Vanjoske, Staff Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance